FORM 6-K

  UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

  Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2005

Goldcorp Inc. (Translation of registrant's name into English)
Suite 1560, 200 Burrard Street Vancouver, British Columbia V6C 3L6 Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	....[ ].....	Form 40-F	....[X]....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note:Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	[ ]	No	[X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Suite 1560 - 200 Burrard St. Vancouver, BC, V6C 3L6 Tel: (604) 696-3000 Fax: (604) 696-3001
Toronto Stock Exchange: G	New York Stock Exchange:GG

MR. IAN TELFER, PRESIDENT AND CEO, GOLDCORP INC.
RECEIVES THE ENTREPRENEUR OF THE YEAR AWARD

Vancouver, British Columbia: October 5, 2005- Goldcorp Inc. (TSX: G; NYSE: GG) is pleased to announce that Mr. Ian Telfer, President and CEO of Goldcorp Inc. received The Ernst and Young Entrepreneur Of The Year Award 2005 for the Pacific region.

The Entrepreneur Of The Year program is the “Academy Awards” of the Canadian business world. Since 1994, the program has been recognizing recipients as world-class entrepreneurs, and provides a benchmark for entrepreneurial excellence. As the first and only truly global award of its kind, it celebrates entrepreneurs who are building and leading successful, growing and dynamic businesses, recognizing them through regional, national, and global programs in more than 115 cities and 35 countries.

Mr. Telfer was previously Chairman and CEO of Wheaton River Minerals from 2002 until its merger with Goldcorp in 2005.  He has over 20 years experience in the precious metals business. As a  founding director of TVX he served as its  President and CEO during the first ten years and  has also held positions as a Director of Lihir Gold, President and CEO of Vengold. In these capacities Mr. Telfer has raised over $2 billion for mining exploration and development around the world. Ian is a resident of Vancouver, British Columbia, Canada.

Goldcorp is the world’s lowest cost and fastest growing million ounce gold producer. Gold production in 2005 is expected to exceed 1.1 million ounces at a cash cost of less than US$60 per ounce. By 2007, gold production is projected to increase by 40% to over 1.6 million ounces. The company is unhedged and debt free.

For further information, please contact:

Julia Hasiwar
Director, Investor Relations
Goldcorp Inc.
1560-200 Burrard Street, Vancouver, BC, V6C 3L6
Telephone: 604-696-3011, Fax: (604) 696-3001
Email: info@goldcorp.com, Website: www.goldcorp.com

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDCORP INC.

Date: October 05, 2005
Name: Anna M. Tudela
Title: Assistant Corporate Secretary and Manager, Legal